For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Updated Multi-Center Study Data Corroborate High Sensitivity
and Specificity of PillCam® COLON 2

 - Data Presented at DDW® 2010 ASGE Plenary Session –

NEW ORLEANS, May 4, 2010 - Given Imaging (NASDAQ: GIVN), the global leader in capsule endoscopy and specialty GI diagnostics, announced that updated data, that includes 52 additional patients (total number of patients =156), from the first PillCam® COLON 2 multicenter trials in Israel were featured at the American Society for Gastrointestinal Endoscopy (ASGE) Plenary Session at the Digestive Disease Week® (DDW) 2010 conference taking place in New Orleans, May 1st - 5th. Presented by co-principal investigator Dr. Rami Eliakim, Rambam Medical Center, Israel, the updated results expand and confirm previous data showing PillCam COLON 2 to be a safe and effective method for visualizing the colon to detect polyps in patients.

“The improved technical features, including an adaptive frame rate and wider viewing angle, have substantially improved the polyp detection rate as compared to the first-generation colon capsule,” said Dr. Eliakim. “The data give us confidence about the potential of PillCam COLON 2 to complement colonoscopy and improve patient compliance to colorectal cancer screening.”

Expanded Patient Numbers in First Prospective Multi-center Study

The five-center feasibility study compared PillCam COLON 2 with optical colonoscopy (the current gold standard) for the detection of colorectal polyps and other colonic pathologies in patients scheduled for colonoscopy with known or suspected colonic disease. The original data set, based on a cohort of 104 patients, was presented at GASTRO 2009. Between September 2009, and February 2010, investigators enrolled 52 additional patients to bring the expanded patient cohort to 156 patients. The final analysis included 147 patients with a mean age of 50 years. The capsule was ingested in the morning and optical colonoscopy was performed after capsule excretion or up to 10 hours post-capsule ingestion, whichever came first, on the same day. No adverse events related to either procedure were reported.

The capsule sensitivity for the detection of polyps greater than or equal to 6mm and greater than or equal to 10mm was 89% (95% CI, 76-95) and 80% (95% CI, 61-92) respectively, and the specificity for polyps greater than or equal to 6mm and greater than or equal to 10mm was 76% (95% CI, 72-78) and 88% (95% CI, 85-90) respectively. Colonoscopy combined with biopsy detected adenomatous polyps greater than or equal to 6mm in 23 patients (11%). All of these polyps were captured with PillCam COLON 2 but the capsule video reader missed one (4%) of them. The capsule’s Negative Predictive Value (negative predictive value is the proportion of patients with negative test results who are correctly diagnosed) for the detection of patients with polyps greater than or equal to 6 mm and greater than or equal to 10 mm was 96% (95% CI, 91-98) and 97% (95% CI, 93-99) respectively.

"We are very encouraged by this additional clinical data and continue working with regulatory authorities in our major markets to complete the clinical studies and submissions necessary to bring PillCam COLON 2 to market," said Homi Shamir, president and CEO of Given Imaging. "We are committed to introducing PillCam COLON 2 to improve compliance with colorectal cancer screening guidelines for those people who are unwilling or unable to get a colonoscopy."

About Colorectal Polyps
There are two common types of colorectal polyps: adenomatous, which can develop into cancer, and hyperplastic, which are rarely more than 5 mm in size and are infrequently cancerous.1 For adenomas, the potential for malignancy is related to polyp size.2 Larger polyps are more likely to develop into cancer, and polyps that are over 2 cm in size may potentially contain cancer.3

About Colon Cancer
Colon cancer involves the large intestine (colon), the lower part of the digestive tract, while rectal cancer specifically involves the last 6 inches of the colon. Together, they're often referred to as colorectal cancers. Colon and rectal cancers begin in the digestive tract and occur when cells that line the colon or the rectum become abnormal and grow uncontrollably. Despite widespread public education efforts, colorectal cancer screening compliance rates remain low, with just 50% of the eligible US population undergoing a colonoscopy4. About 147,000 people in the U.S. are diagnosed with colorectal cancer annually, according to the National Cancer Institute5. Worldwide, the disease causes 1 million cases and 600,000 deaths every year, with lower CRC screening compliance in Europe and Japan.

1 http://www.mayoclinic.com/health/colon-polyps/DS00511/DSECTION=causes
2 http://emedicine.medscape.com/article/367452-overview
3 http://www.asge.org/PatientInfoIndex.aspx?id=396
4 http://www.cdc.gov/cancer/colorectal/statistics/screening_rates.htm
5 http://seer.cancer.gov/statfacts/html/colorect.html

About PillCam®  COLON
PillCam COLON 2 includes a new capsule, data recorder and RAPID reading software with significant advancements (adaptive frame rate, alternating between 35 and four images per second dependent on capsule motion) and wider angle of view (172 degrees) at each side. Given Imaging received the CE Mark for the PillCam COLON 2 in 2009 and it is now available commercially in Europe, Canada and Australia. PillCam COLON is not cleared for use in the U.S.

About Digestive Disease Week
DDW is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases, the American Gastroenterological Association (AGA) Institute, the American Society for Gastrointestinal Endoscopy and the Society for Surgery of the Alimentary Tract, DDW takes place May 1 - 5, 2010, at the Ernest N. Morial Convention Center, New Orleans, LA. The meeting showcases approximately 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology. For more information, visit www.ddw.org. Given Imaging is exhibiting at booth #2535 at the conference.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010 Given Imaging acquired Sierra Scientific Instruments, a leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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